SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
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☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

PAYCHEX, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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September 5, 2002

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders on Thursday, October 17, 2002 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you about the agenda items and the procedures for the meeting. It also provides certain information about the Company, its Board of Directors, and its Executive Officers.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are encouraged to vote. You may vote by Internet, telephone, written proxy, or written ballot at the meeting. We encourage you to use the Internet because it is the most cost-effective way to vote.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the meeting, please contact the Secretary of the Company at (585) 385-6666, or write to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-0397.

Sincerely,

B. Thomas Golisano
Chairman, President, and
Chief Executive Officer

911 Panorama Trail South • Rochester, New York 14625-0397

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time:	10:00 a.m. on Thursday, October 17, 2002. Continental breakfast will be available from 9:00 a.m. to 10:00 a.m.
Location:	Rochester Riverside Convention Center 123 East Main Street Rochester, NY 14604
Items of Business:	(1) To elect eight members of the Board of Directors for one-year terms; (2) To consider and act upon a proposal to adopt the Paychex, Inc. 2002 Stock Incentive Plan; and (3) To transact such other business as may properly come before the meeting.
Record Date:	Stockholders of record as of the close of business on August 19, 2002 are entitled to notice of, and to vote at, the meeting.
Proxy Voting:	Whether or not you plan to attend the meeting, it is important that your shares be represented and voted at the meeting. Please vote in one of these ways: (1) Visit the Web site noted on your proxy card to vote via the Internet; (2) Call the toll-free telephone number shown on the proxy card; or (3) Mark, sign, date, and promptly return the enclosed proxy card in the postage-paid envelope. Signing and returning the proxy card or submitting your proxy via Internet or by telephone does not affect your right to vote in person if you attend the Annual Meeting and your shares are registered in your name. Any proxy can be revoked at any time prior to its exercise at the meeting.
Annual Meeting Webcast:	The Annual Meeting will be simultaneously broadcast over the Internet at 10:00 a.m. on October 17, 2002. It will then be archived and available for replay for approximately one week. You can listen to the live Webcast or the archived replay by visiting the Investor Relations home page on our Web site at www.paychex.com. You are encouraged to visit the Web site in advance of the broadcast to ensure that your PCs are properly configured.

John M. Morphy
Secretary

September 5, 2002

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF PAYCHEX, INC.
To Be Held On October 17, 2002

This Proxy Statement is being furnished to stockholders of Paychex, Inc. ("Paychex" or the "Company") in connection with the solicitation of proxies by the Board of Directors (the "Board") to be voted at the 2002 Annual Meeting of Stockholders. The Annual Meeting will be held on October 17, 2002 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

Stockholders Entitled to Vote

The Board has fixed the close of business on August 19, 2002, as the record date for determining the holders of common stock entitled to notice of, and to vote at, the meeting. Stockholders will be entitled to one vote per share for each share of common stock held as of the record date.

How to Vote

Your vote is very important and we hope that you will attend the Annual Meeting. However, whether or not you plan to attend the meeting, please vote by proxy in accordance with the instructions on your proxy card, voting instruction form (from your bank or broker), or that you received through electronic mail. There are three convenient ways of submitting your vote:

- *Voting by Internet* - You can vote via Internet by visiting the Web site noted on your proxy card. Internet voting is available 24 hours a day. We encourage you to vote via Internet, as it is the most cost-effective way to vote.

- *Voting by telephone* - You can also vote your shares by telephone by calling the toll-free telephone number indicated on your proxy card and following the voice prompt instructions. Telephone voting is available 24 hours a day.

- *Voting by mail* - If you choose to vote by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided.

The deadline for Internet or telephone voting is 11:59 p.m. Eastern time on October 16, 2002. If you vote by telephone or Internet, you do not need to return your proxy card. Signing and returning the proxy card or submitting your proxy via Internet or by telephone does not affect your right to vote in person if you attend the Annual Meeting and your shares are registered in your name. If your shares are held in the name of a bank, broker, or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revoking Your Proxy

You can revoke your proxy at any time before it is voted at the meeting by either:

- Providing written notice of revocation to the Secretary of the Company;

- Submitting a later-dated proxy via Internet, telephone, or mail; or

- Voting in person at the meeting.

General Information on Voting

The Company had outstanding on August 19, 2002, the record date, 375,995,031 shares of common stock, each of which is entitled to one vote. A majority of the outstanding shares (187,997,517 shares) present in person or by proxy will constitute a quorum.

All shares that have been properly voted and not revoked will be voted at the meeting in accordance with the stockholder's directions. If the Proxy is received without choices having been specified, the shares will be voted **FOR** the eight nominees described in the following pages and **FOR** Proposal 2 as described in the following pages.

A plurality of votes cast is required for the election of Directors, meaning the eight nominees receiving the most votes will be elected. Only votes cast for nominees will be counted. You may choose to vote for a nominee or withhold your vote. Votes that are withheld will be excluded entirely from the vote and will have no effect. A broker non-vote will have no effect on the outcome of the election of Directors.

In order to adopt Proposal 2 an affirmative vote of a majority of the shares present in person or represented at the meeting is required for approval. For Proposal 2, an abstention or a broker non-vote will have the same effect as a vote against Proposal 2.

Voting by Participants in the Company's 401(k) ESOP

If a stockholder is a participant in the Paychex Employee Stock Ownership Plan Stock Fund (ESOP) of the Paychex, Inc. 401(k) Incentive Retirement Plan, the proxy card also will serve as a voting instruction for the Trustee of the ESOP where all accounts are registered in the same name. If shares of common stock in the ESOP are not voted either by Internet, telephone, or by returning the proxy card representing such shares, those shares will be voted by the Trustee in the same proportion as the shares properly voted by other participants in the ESOP. Voting by ESOP participants will close at 11:59 p.m. Eastern time on October 14, 2002. Shares of common stock in the ESOP not voted by that deadline will then be voted by the Trustee.

Cost of Solicitation of Proxies

The Company will pay the cost of solicitation of proxies. The Company will reimburse any banks, brokers and other custodians, nominees and fiduciaries for their expenses in forwarding proxies and proxy solicitation material to the beneficial owners of the shares held by them.

Delivery of Proxy Materials and Annual Report

The Notice of Annual Meeting, Proxy Statement, Proxy, and 2002 Annual Report are being mailed to stockholders on or about September 5, 2002. You may also obtain a copy of the Company's Annual Report on Form 10-K and exhibits filed with the Securities and Exchange Commission without charge upon written request submitted to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-0397.

The Notice of Annual Meeting, Proxy Statement, and 2002 Annual Report are also available on our Web site at www.paychex.com. Instead of receiving paper copies of the Annual Report and Proxy Statement in the mail, stockholders can elect to receive an e-mail, which will provide a link to these documents on the Internet. Opting to receive your proxy materials online saves the Company the cost of producing and mailing bulky documents. To give your consent to receive future documents via electronic delivery, please vote your proxy via Internet and follow the instructions to register for electronic delivery.

PROPOSAL 1 • ELECTION OF DIRECTORS FOR A ONE-YEAR TERM

Stockholders annually elect directors to serve for one year and until their successors have been elected and shall have qualified. The Board of Directors has nominated for election to the Board of Directors the eight persons listed below, each of whom currently serves as a Director. Five of the eight nominees are neither employees nor former employees of the Company. If elected, each nominee will hold office until the Annual Meeting to be held in 2003, and until his or her successor is elected and has qualified.

Although the Board of Directors believes that all of the nominees will be available to serve, the proxies may exercise discretionary authority to vote for substitutes proposed by the Board of Directors of the Company.

Biographies are provided below setting forth certain information with respect to the nominees for election as Directors of the Company, none of whom is related to any other nominee or Executive Officer.

Name	Age	Director Since	Position, Principal Occupation, Business Experience and Directorships
B. Thomas Golisano	60	1979	Mr. Golisano founded Paychex, Inc. in 1971 and is Chairman, President, and Chief Executive Officer of the Company. He is a member of the Board of Directors of Iron Mountain Corporation and several privately held companies, and serves on the Board of Trustees of the Rochester Institute of Technology and the Rochester Chamber of Commerce. He is former Chairman of Greater Rochester Fights Back (a coalition to combat illegal drugs and alcohol abuse), has served as a member of the Board of Directors of numerous non-profit organizations, and is founder of the B. Thomas Golisano Foundation.
Betsy S. Atkins	47	2001	Ms. Atkins is President and Chief Executive Officer of Baja, LLC, an independent venture capital firm that focuses on early stage, high technology and life sciences companies. Prior to founding Baja, LLC, she was President and Chief Executive Officer of NCI, Inc., a private label manufacturer of neutraceutical medical food products. She was a co-founder and Board member of Ascend Communications, Inc., prior to its acquisition by Lucent Technologies in 1999. Ms. Atkins is a member of the Board of Directors for Polycom, Inc. and UTStarcom and is a member of the Board of Trustees for Florida International University. Ms. Atkins is a Presidential appointee to the Pension Benefit Guaranty Corporation.
G. Thomas Clark	64	1980	Mr. Clark retired as Senior Vice President of Finance, Secretary, and Treasurer of Paychex, Inc., in October 1996. He joined Paychex in 1979 after spending eighteen years in the commercial banking business. He is a member of the Board of Directors of Unity Health Systems, the Rochester School of the Holy Childhood, the Heritage Christian Home Foundation, and two privately held companies. Mr. Clark is a Trustee of the B. Thomas Golisano Foundation.

Name	Age	Director Since	Position, Principal Occupation, Business Experience and Directorships
David J. S. Flaschen	46	1999	Mr. Flaschen is Managing Partner of Flagship Ventures. From 1997 to 1999, he was the President and Chief Executive Officer of Thomson Financial, an information services company focused on the financial industry. Previously, he served as Chairman and Chief Executive Officer of Donnelley Marketing, Inc., a consumer information services company. Prior to 1995, he was with Dun & Bradstreet for ten years as the President and Chief Operating Officer of A. C. Nielsen, North America, and held senior management positions at IMS and DataQuest. Mr. Flaschen is a member of the Board of Directors of onExchange and a member of the Board of Advisors of SI Ventures.
Phillip Horsley	63	1982	Mr. Horsley is the founder and Managing Director of Horsley Bridge Partners, formed in 1983. Horsley Bridge manages private equity investments for institutional investors.
Grant M. Inman	60	1983	Mr. Inman is the founder and President of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was General Partner of Inman & Bowman, a private venture capital partnership formed in 1985. He is a member of the Board of Directors of Lam Research Corporation, Wind River Systems, Inc., and several privately held companies. Mr. Inman is a Trustee of the University of California, Berkeley Foundation.
J. Robert Sebo	66	1979	Mr. Sebo retired as Senior Vice President/ Director of Eastern Operations of Paychex, Inc., in December 1994, where he also held many sales and operations positions within the Company. In 1974, he started his own Paychex franchise operation in Cleveland, Ohio. For fourteen years prior to that he held sales, marketing, and business management positions in the Cadillac Motor Car Division of General Motors Corporation.

Name	Age	Director Since	Position, Principal Occupation, Business Experience and Directorships
Joseph M. Tucci	54	2000	Mr. Tucci is the President and Chief Executive Officer of EMC Corporation, a leading provider of intelligent enterprise information storage systems, software, networks, and services. From January 2000 to January 2001, he was President and Chief Operating Officer of EMC Corporation. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics NV, an information technology services company, from June 1999 through December 1999. From 1993 to June 1999, he served as Chairman and Chief Executive Officer of Wang Global, a leader in networked technology services and solutions, which was acquired by Getronics NV in June 1999.

The Board of Directors recommends the election of the eight nominees and, unless otherwise directed, the proxies named will vote the proxy FOR the election of these nominees.

PROPOSAL 2 • ADOPTION OF THE PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN

On July 11, 2002, the Board of Directors of the Company unanimously adopted the Paychex, Inc. 2002 Stock Incentive Plan (the ''2002 Plan'' or ''Plan''). The 2002 Plan is expected to become effective upon stockholder approval and to continue with unlimited duration. The affirmative vote of a majority of the shares present in person or represented by proxy at the meeting is required for approval. The full text of the 2002 Plan is attached to this Proxy Statement as Appendix A. While the main features of the Plan are described below, it is recommended that you read the full text of the 2002 Plan.

Shares Subject to the Plan

The 2002 Plan authorizes the granting of options to purchase up to 9,107,569 shares of the Company's common stock, of which 1,607,569 shares were authorized by the stockholders for the 1998 Plan but not optioned (nor will they be optioned under the 1998 Plan) and 7,500,000 shares will be newly authorized for options. In addition, any shares that are represented by any options granted under the 2002 Plan which are forfeited, expired or are canceled without the delivery of shares or which result in the forfeiture of shares back to the Company will be available for option. In the event that a corporate transaction has affected the price per share such that an adjustment or adjustments to outstanding options are required to preserve (or prevent the enlargement of) the benefits or potential benefits intended at the time of grant, the Committee may equitably, adjust (i) the number of shares which may be delivered under the Plan and (ii) the exercise price of outstanding stock options. The shares subject to options will be made available from either authorized and unissued shares or treasury shares.

Plan Administration

The 2002 Plan will be administered by the Compensation Committee of the Board of Directors. Currently, the Compensation Committee is comprised of four Directors, none of whom is an employee or former employee of the Company. The Compensation Committee is authorized to establish rules and regulations for Plan administration and to make such determinations and interpretations and to take such action in connection with the Plan and any options granted under the Plan as it deems necessary or advisable.

Grant of Options

Under the 2002 Plan, stock options may be granted to employees, Directors and consultants. The Compensation Committee may grant either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options are available only to employees of the Company and must comply with requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Non-Qualified Stock Options may be granted to employees and Directors of the Company and others and are not intended to qualify for favorable tax treatment under the Code. The principal difference between the two types of options relates to their tax treatment (see below).

The following description applies to both types of options unless otherwise noted.

The exercise price per share will be no less than 100% of fair market value of the Company's common stock on the applicable date, as determined by the Compensation Committee. The applicable date will usually be the grant date. However, the 2002 Plan allows the Compensation Committee, when granting Non-Qualified Stock Options, to select an applicable date up to 90 days preceding the grant date if it is the date on which the recipient was hired or promoted or experienced a similar singular event. The Compensation Committee shall determine the time of exercise and the term of each option when granted. The term of each option cannot exceed 10 years. In general, for an option to become exercisable, an employee who is granted an option must remain continuously employed by the Company until the grant becomes exercisable. Upon termination of employment, including retirement, an Incentive Stock Option which has not otherwise expired will terminate in three months (one year if the optionholder is disabled or dies). A Non-Qualified Stock Option, unless otherwise expired, will terminate in one year after termination of employment and three years after death, disability or retirement. All shares remaining under an option become exercisable upon termination of employment due to the death or disability, but not the retirement of the optionholder. Nevertheless, if termination of employment was by reason of conduct which the Compensation Committee determines to have been knowingly fraudulent, deliberately dishonest, disloyal or willful misconduct, or if the Compensation Committee makes such a determination after the optionholder's retirement, the option shall be forfeited.

The 2002 Plan permits the payment of the exercise price by means of (i) a cash payment, or (ii) authorizing a third party to sell shares (or a sufficient portion thereof) acquired upon exercise of a stock option and to remit to the Company a sufficient portion of the proceeds to pay for all the shares acquired through such exercise and any tax withholding obligations resulting from such exercise, or (iii) any combination thereof.

Stock options are non-transferable, except by will or by the laws of descent and distribution, or as otherwise provided by the Compensation Committee.

Termination and Amendment

The Board of Directors may amend or terminate the 2002 Plan in all respects, except that without stockholder approval, no such amendment or modification may increase the maximum number of shares reserved for options thereunder (except as described in the Shares Subject to the Plan section above) or reduce the exercise price below fair market value at the date of grant.

Federal Income Tax Consequences

Incentive Stock Options granted under the 2002 Plan are intended to qualify for the special Federal income tax treatment available under Section 422 of the Code. Under this section, no tax is associated with the grant or exercise of an option, rather, the recipient is taxed at a capital gains rate on the sale of shares received on the exercise of an option. The amount of capital gain is the difference between the selling price and the exercise price. In addition, at the time of exercise, the difference between the fair market value of the shares exercised and the exercise price is considered a tax preference item for purposes of the alternative minimum tax. In order to obtain this favorable treatment, the optionholder must not dispose of the shares within two (2) years from the date of the grant of the option nor within one (1) year after receipt of the shares upon exercise of the option. If the optionholder does not comply with the required holding periods, the difference between the lesser of the fair market value of the shares at time of exercise or the selling price and the exercise price is taxed as ordinary income (rather than capital gain) and the Company is allowed a tax deduction for that amount (a deduction it would not have had if the holding periods were followed).

Non-Qualified Stock Options granted under the 2002 Plan will result in no income to the optionholder for Federal income tax purposes upon the grant. Upon exercise of such an option, the optionholder will realize ordinary income in an amount equal to the excess of the fair market value of the stock acquired over the exercise price; and the amount so realized will be deductible by the Company. Upon any sale thereafter, any amount realized in excess of such fair market value will constitute a capital gain.

Other Information

The aggregate grant date fair market value of the shares with respect to which a holder of Incentive Stock Options may exercise an option for the first time during any calendar year cannot exceed $100,000. The maximum number of shares with respect to which options may be granted to any employee during a fiscal year cannot exceed 100,000.

It is contemplated that the shares and options will be registered with the Securities and Exchange Commission following stockholder approval of the Plan.

The Board of Directors recommends a vote FOR Proposal 2.

BOARD MEETINGS AND COMMITTEE MEMBERSHIP

The Board of Directors of the Company met four times during the fiscal year ended May 31, 2002 ("fiscal 2002"). No Director attended fewer than 75% of all meetings held of the Board of Directors and of the committees on which such Director served during fiscal 2002, with the exception of Ms. Atkins, who was not elected to the Board until October 2001.

Non-employee Directors will be paid $10,000 annually, an increase of $2,000 from the prior fiscal year, plus $1,000 for each Board meeting attended and $500 for each Committee meeting attended. The Chairman of the Audit Committee of the Board of Directors, currently Mr. Flaschen, is paid an additional $500 for each meeting chaired. On January 11, 2002, Ms. Atkins received a grant of options to purchase 22,500 shares of common stock at $37.02 per share under the Paychex, Inc. 1998 Stock Incentive Plan. On July 11, 2002, each current member of the Board of Directors, with the exception of Mr. Golisano, received a grant of options to purchase 5,000 shares of common stock at $28.14 per share under the Paychex, Inc. 1998 Stock Incentive Plan. The options carry an exercise price of fair market value on the date of the grant and have a term of ten years. The grant will vest one-third annually, commencing two years after the date of the grant.

The Board has four standing committees.

The Executive Committee is comprised of Mr. Golisano, Mr. Clark and Mr. Horsley and may exercise all the powers and authority of the Board of Directors except as limited by law. The Executive Committee held two meetings during fiscal 2002.

The Audit Committee is comprised of Ms. Atkins, Mr. Clark, Mr. Flaschen (Chairman) and Mr. Inman, all of whom meet the independence and experience requirements of the National Association of Securities Dealers listing standards. The Audit Committee's responsibilities are described in the Audit Committee Charter adopted by the Board, which is attached as Appendix B to this Proxy Statement. The Audit Committee held six meetings during fiscal 2002.

The Compensation Committee is comprised of Mr. Flaschen, Mr. Horsley, Mr. Inman and Mr. Tucci (Chairman). The Compensation Committee makes recommendations with respect to officers' salaries and grants of stock options to the Company's employees. The Compensation Committee met once during fiscal 2002.

The Investment Committee is comprised of Mr. Clark, Mr. Horsley (Chairman) and Mr. Inman. The Investment Committee is responsible for setting and reviewing investment policies and reviewing the investment portfolio's performance, market risks and credit risks. The Investment Committee met once during fiscal 2002.

The Board does not have a Nominating Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Fiscal Year 2002 Annual Report on Form 10-K with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Company's independent auditors, Ernst & Young LLP, are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. The Audit Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Generally Accepted Auditing Standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also considered whether the independent auditor's provision of other non-audit services to the Company is compatible with the auditor's independence. The Audit Committee held six meetings during fiscal 2002.

The Audit Committee discussed with the Company's internal auditors and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended and the Board of Directors approved that the audited financial statements be included in the Annual Report on Form 10-K for the year ended May 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee will recommend to the Board of Directors, who will approve, the selection of the Company's independent auditors.

The Audit Committee:

David J. S. Flaschen, *Chairman*
Betsy S. Atkins
G. Thomas Clark
Grant M. Inman

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is responsible for making recommendations regarding the compensation of the Chief Executive Officer and other Executive Officers of the Company. The Compensation Committee's recommendations are presented to the Board for discussion and decision.

The compensation for Executive Officers is designed to be competitive with companies of similar size and performance, reward exceptional individual performance, tie compensation to overall Company objectives and align the interest of Executive Officers with the interests of the stockholders. The components of the compensation program are base salary, annual incentive bonus and stock option awards under the Company's Stock Incentive Plan.

Base Salary and Annual Incentive Plan (Bonus)

Annual compensation is composed primarily of base salary and an annual incentive bonus. The salaries of the Executive Officers are determined based on their performance and comparisons with base salaries paid to Executive Officers having similar responsibilities in comparable companies. The Compensation Committee and the Board have instituted an Officer Incentive Program, which provides for the Executive Officers the opportunity for annual cash bonuses of up to 50% of base salary based primarily on the Company's annual revenue and operating income growth. The purpose of this bonus plan is to make a significant component of the Executive Officers' annual compensation tied directly to overall Company financial performance. For fiscal 2002, no bonus was earned.

Stock Incentive Plan

The Company's Stock Incentive Plan is designed to align Executive Officers' compensation with long-term performance of the Company's stock. Stock options are granted to Executive Officers, with the exception of Mr. Golisano, in amounts based upon their individual performance. Stock options are granted at fair market value as of the date of the grant, and have a term of up to ten years. These options vest one-third each year commencing two years after the date of grant. Stock options provide incentive for the Executive Officers to create stockholder value over the long term.

Compensation of Chief Executive Officer

The Compensation Committee meets annually without the Chief Executive Officer to evaluate his performance and recommends to the Board the compensation to be paid to him. In performing that function, the Compensation Committee reviews the range and components of compensation paid to CEOs of other public companies. In particular, the Compensation Committee looks to those public companies whose size and performance are similar to those of Paychex, Inc.

Mr. Golisano's substantial stock position in the Company assures the Compensation Committee of his close identification with the interests of its stockholders. In view of his substantial stock position, Mr. Golisano has chosen not to receive any stock option grants. His compensation is reflective in part of the Compensation Committee's evaluation of the Company's performance in the areas of revenue, profitability, return on stockholders' equity and other areas. Salary adjustments reflect the Compensation Committee's opinion of the impact, both short- and long-term, which Mr. Golisano's creativity, strategic focus and leadership had on these and other factors.

Mr. Golisano's fiscal 2002 compensation decreased approximately 20% compared with his compensation for fiscal 2001. For fiscal 2002, Mr. Golisano did not earn a bonus under the Officer Incentive Program described above. In fiscal 2002, the Company's total revenues increased 10% and net income increased 8% over the prior year's figures, while return on stockholders' equity was 32%.

Compensation of Other Executive Officers

The Compensation Committee sets compensation for Executive Officers other than the CEO after the CEO provides the Compensation Committee with his evaluation of the performance of each Executive Officer and his recommendation with respect to base salary, bonus and stock options. Compensation Committee members discuss his recommendations in light of their own experiences and familiarity with levels and components of compensation for persons with similar responsibilities in other public companies. The goal of the Compensation Committee is to compensate fairly for the job done, to reward extraordinary performance or promise and to encourage long-term identification with stockholder interest through the award of stock options under the Company's Stock Incentive Plan. Company performance is also considered.

Impact of Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid to certain executive officers to $1 million, unless specified requirements are met. The Compensation Committee has carefully considered the impact of this provision. At this time, it is the Compensation Committee's intention to continue to compensate all Executive Officers based on overall performance. The Compensation Committee expects that most, if not all compensation paid to Executive Officers will qualify as a tax-deductible expense. However, it is possible that at some point in the future, circumstances may cause the Compensation Committee to authorize compensation that is not deductible. The Stock Incentive Plan is designed to provide incentive compensation that will count against the $1 million limitation.

The Compensation Committee:

Joseph M. Tucci, *Chairman*
David J. S. Flaschen
Phillip Horsley
Grant M. Inman

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires directors, officers and beneficial owners of more than 10% of the Company's common stock to file with the Securities and Exchange Commission (SEC) reports of transactions in the stock. Based solely on the filings made with the SEC, the Company believes that during the fiscal year ended May 31, 2002, all Section 16(a) filing requirements applicable to its Executive Officers, Directors and greater than ten percent beneficial owners were complied with, with the exception of one belated report relating to 757 shares of Company common stock held in an Individual Retirement Account for the benefit of Mr. William G. Kuchta, Vice President, Organizational Development.

EXECUTIVE OFFICER COMPENSATION

The following table sets forth all compensation received by the Company's Chief Executive Officer and the Company's four other most highly compensated Executive Officers during the three fiscal years ended May 31, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary	Bonus	Long-term Compensation Number of Common Shares Underlying Options Granted	All Other Compensation(1)
B. Thomas Golisano	2002	$744,230	$ —	—	$5,500
Chairman, President, and	2001	$694,230	$242,200	—	$5,100
Chief Executive Officer	2000	$644,230	$260,000	—	$5,100
Walter Turek	2002	$327,440	$ —	20,000	$5,758
Vice President, Sales	2001	$304,115	$105,807	—	$5,269
	2000	$289,910	$116,480	9,000	$4,929
John M. Morphy	2002	$305,490	$ —	15,000	$5,709
Vice President, Chief	2001	$282,040	$ 98,714	15,000	$5,426
Financial Officer, and Secretary	2000	$254,840	$102,800	22,500	$5,020
Daniel A. Canzano	2002	$273,550	$ —	10,000	$5,621
Vice President, Information	2001	$255,400	$ 89,130	9,000	$5,320
Technology	2000	$236,965	$ 95,400	13,500	$4,956
Diane Rambo	2002	$272,875	$ —	20,000	$5,708
Vice President, Human	2001	$248,320	$ 86,742	12,000	$5,338
Resource Services	2000	$228,335	$ 92,000	13,500	$4,974

(1) The amounts reported in this column consist solely of the Company's matching contributions under the Paychex, Inc. 401(k) Incentive Retirement Plan.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth stock options granted to the Company's Chief Executive Officer and the Company's four other most highly compensated Executive Officers during fiscal 2002. Under SEC regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Company has chosen the 5% – 10% formula approved by the SEC. However, the ultimate value will depend on the market value of the Company's stock at a future date, which may or may not correspond to the projections below.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
Name	Number of Common Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in 2002	Exercise Price Per Share	Expiration Date	5%	10%
B. Thomas Golisano	—	—%	$ —	—	$ —	$ —
Walter Turek	20,000	.91%	$40.86	7/12/2011	$513,933	$1,302,406
John M. Morphy	15,000	.68%	$40.86	7/12/2011	$385,450	$ 976,805
Daniel A. Canzano	10,000	.45%	$40.86	7/12/2011	$256,966	$ 651,203
Diane Rambo	20,000	.91%	$40.86	7/12/2011	$513,933	$1,302,406

(1) Non-qualified stock options were granted under the Paychex, Inc. 1998 Stock Incentive Plan. Options are granted at prices not less than 100% of the fair market value of the common stock at the date of grant. The options granted are exercisable after two years in cumulative annual installments of $33^{1}/_{3}$% and expire after a term of ten years from the date of grant.

(2) In accordance with SEC rules, these columns show potential realizable values net of the option exercise price, but before any potential income taxes, assuming the market price of the Company's common stock appreciates from the date of grant over a period of ten years at the annualized rates of five and ten percent, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth stock options exercised by the Company's Chief Executive Officer and the Company's four other most highly compensated Executive Officers during fiscal 2002, and the number and value of all unexercised options at May 31, 2002. The value of "in-the-money" options refers to options having an exercise price that is less than the market price of the Company's stock at May 31, 2002.

| Name | Number of Common Shares Acquired on Exercise | Net Value Realized(1) | Number of Common Shares Underlying Unexercised Options at May 31, 2002 | | Value of Unexercised In-The-Money Options at May 31, 2002(2) | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
B. Thomas Golisano	—	$ —	—	—	$ —	$ —
Walter Turek	—	$ —	378,146	32,750	$10,994,992	$184,778
John M. Morphy	43,500	$1,059,620	—	58,500	$ —	$409,125
Daniel A. Canzano	150,000	$5,395,436	95,814	34,750	$ 2,145,562	$224,348
Diane Rambo	40,000	$1,176,524	59,000	47,750	$ 1,209,988	$224,348

(1) Represents market value of the Company's common stock at exercise date less the exercise price.

(2) Represents the difference between the exercise price of the stock options and the $34.65 per share closing price of the Company's common stock on May 31, 2002 for all in-the-money options held by each named executive. The in-the-money stock option exercise prices range from $1.68 per share to $21.46 per share. These stock options were granted at exercise prices equal to the fair market value of the stock on the date of grant.

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND MANAGEMENT

The following table sets forth information, based upon reports filed by such persons with the Securities and Exchange Commission (SEC) as of July 31, 2002, with respect to the beneficial ownership of common stock of the Company by each beneficial owner of more than 5% of the common stock, by each Director and nominee for Director of the Company, by each of the Executive Officers of the Company named in the Summary Compensation Table and by all Directors and Executive Officers of the Company as a group. Under the rules of the SEC, "beneficial ownership" is deemed to include shares for which the individual, directly or indirectly, has or shares voting or investment power, whether or not they are held for the individual's benefit.

Name	Amount of Beneficial Ownership of Common Stock	Percent of Class(1)
More than 5% owners:		
B. Thomas Golisano(2)	39,502,918	10.5%
911 Panorama Trail South		
Rochester, NY 14625		
Directors:		
B. Thomas Golisano(2)	39,502,918	10.5%
Betsy S. Atkins	—	**
G. Thomas Clark(2), (4)	452,425	**
David J. S. Flaschen(3)	9,750	**
Phillip Horsley(3)	241,923	**
Grant M. Inman(3)	185,702	**
J. Robert Sebo(3), (4)	4,941,966	1.3%
Joseph M. Tucci(3)	7,500	**
Named Executive Officers:		
Walter Turek(3), (4)	943,362	**
John M. Morphy(3)	31,000	**
Daniel A. Canzano(3), (4)	133,615	**
Diane Rambo(3)	91,253	**
All Directors and Officers of the Company as a Group (13 persons)(3)	46,608,119	12.4%

** Indicated percentage is less than 1%.

(1) Based upon the number of shares of common stock outstanding and deemed outstanding as of July 31, 2002, including shares that may be acquired within 60 days by exercise of options.

(2) Not included in the beneficial ownership are 780,568 shares owned by the B. Thomas Golisano Foundation for which Mr. Golisano and Mr. Clark are Trustees.

(3) Includes shares that may be acquired upon exercise of stock options, which are exercisable on or prior to September 29, 2002. The shares beneficially owned include: Mr. Flaschen — 7,500 shares; Mr. Horsley — 54,423 shares; Mr. Inman — 20,250 shares; Mr. Sebo — 50,625 shares; Mr. Tucci — 7,500 shares; Mr. Turek — 387,896 shares; Mr. Morphy — 26,000 shares; Mr. Canzano — 110,064 shares; Ms. Rambo — 74,250 shares; and all Directors and Executive Officers as a group — 800,589 shares.

(4) Included in shares beneficially owned are the following number of shares held in the names of family members or other entities: Mr. Clark — 299,474; Mr. Sebo — 17,780 shares; Mr. Canzano — 337 shares; and Mr. Turek — 1,670 shares.

EQUITY COMPENSATION PLAN INFORMATION

The Company maintains equity compensation plans in the form of stock option incentive plans, all of which have been approved by the stockholders of the Company. The following table details information on securities authorized for issuance under the Company's Stock Incentive Plans as of May 31, 2002:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	8,700,000	$22.16	2,618,000

INDEPENDENT PUBLIC ACCOUNTANTS

The Company's independent public accountant since 1983 has been Ernst & Young LLP. The Audit Committee and Management expects to re-appoint this firm for fiscal year 2003. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting of Stockholders to respond to appropriate questions. They will also have the opportunity to make a statement if they so desire.

Annual Audit Fees: The aggregate fees billed by Ernst & Young for professional services rendered for the audit of the Company's consolidated financial statements for fiscal 2002 and reviews of the financial statements included in the Company's quarterly Form 10-Q's for fiscal 2002 were approximately $135,000.

Financial Information Systems Design and Implementation Fees: Ernst & Young provided no professional services of this nature to the Company in fiscal year 2002.

All Other Fees: The fiscal 2002 aggregate fees billed for services rendered to the Company by Ernst & Young other than the services described above were approximately $2,226,500. These fees were comprised of $165,000 of audit related services for benefit plan audits, various statutory audits and internal control reviews, and $2,061,500 of non-audit services for tax planning and compliance.

PERFORMANCE GRAPH

The following graph shows a five-year comparison of the total cumulative returns of investing $100 on May 31, 1997, in Paychex, Inc. common stock, the S&P Services (Data Processing) Super Composite (the "S&P S(DP)") Index, the S&P Midcap 400 Index, and the S&P 500 Index. The S&P S(DP) Index includes a representative peer group of companies, and includes Paychex, Inc. The S&P Midcap 400 Index represents a broad market group of companies with an average market capitalization, which included Paychex, Inc. until September 1998. Since September 1998, the Company has been a participant in the S&P 500 Index, a market group of companies with a larger than average market capitalization. The S&P Midcap 400 Index is shown for transitional purposes. All comparisons of stock price performance shown assume reinvestment of dividends.



May 31,	1997	1998	1999	2000	2001	2002
Paychex, Inc.	$100	$148	$184	$329	$364	$332
S&P S(DP)	$100	$106	$128	$165	$186	$196
S&P Midcap 400	$100	$130	$145	$177	$196	$187
S&P 500	$100	$131	$158	$175	$156	$135

15

OTHER MATTERS AND INFORMATION

Proposals for Next Year's Annual Meeting

The Company must receive stockholder proposals for inclusion in the Proxy Statement for the next Annual Meeting of Stockholders at its executive offices on or before May 8, 2003.

Certain Related Transactions

Mr. Tucci is the President and Chief Executive Officer of EMC Corporation. During fiscal 2002, the Company purchased through negotiated transactions approximately $11.2 million of data processing equipment and software from EMC Corporation. Mr. Golisano is the owner of Rochester Aviation, Inc. from which the Company purchased approximately $132,000 of aviation services in fiscal 2002.

Other Actions at Meeting

As of the date of this Proxy Statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their judgment.

By order of the Board of Directors,

John M. Morphy
Secretary

Rochester, New York
September 5, 2002

PAYCHEX, INC.
2002 STOCK INCENTIVE PLAN

I.   PURPOSE

The purposes of the Paychex, Inc. 2002 Stock Incentive Plan (the "Plan") are to provide, through options to purchase shares of Paychex, Inc. $.01 par value common stock ("Shares"), long-term incentives and rewards to employees, directors or other persons responsible for the success and growth of Paychex, Inc. (the "Company") and its subsidiary corporations (with the Company, the "Participating Companies"), to attract and retain such persons on a competitive basis and to associate the interests of such persons with those of the Participating Companies.

II.   EFFECTIVE DATE/DURATION

The Plan will become effective August 1, 2002 and shall be submitted for approval by the Company's stockholders within 12 months of this effective date. The Plan is unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any options under it are outstanding; provided, however, that to the extent required by the Internal Revenue Code of 1986, as amended (the "Code"), no options intended to qualify under Code Section 422 ("Incentive Stock Options") may be granted under the Plan on a date that is more than ten (10) years from the date the Plan is adopted or, if earlier, the date the Plan is approved by stockholders.

III.   ADMINISTRATION OF THE PLAN

a) *Committee*. The Plan will be administered by the Compensation Committee (the "Committee") appointed by the Board of Directors ("Board") of the Company which shall consist of no less than three of its members, all of whom shall not be (or formerly have been) employees of the Company; provided, however, the Board may assume, at its sole discretion, administration of the Plan.

b) *Powers and Authority*. The Committee is authorized, with respect to those persons to whom it is authorized to grant options, to establish such rules and regulations as it deems necessary for the proper administration of the Plan; to make such determinations and interpretations and to take such action in connection with the Plan and any options granted under the Plan as it deems necessary or advisable; to correct any defect, supply any deficiency and reconcile any inconsistency in the Plan or any Stock Option Agreement; and to amend the Plan and Stock Option Agreements to reflect changes in applicable law. The Committee may designate one or more persons to implement its rules, regulations and determinations. All determinations of the Committee shall be by a majority of its members and its determinations shall be final, conclusive and binding on all concerned. The Committee from time to time, and whenever requested, will report to the Board on its administration of the Plan and the actions it has taken. The expenses of administering the Plan will be paid by the Company.

IV.   SHARES SUBJECT TO THE PLAN

a) *Maximum Shares Available for Delivery*. Subject to Section 4(c), the maximum number of Shares that may be deliverable to participants and their beneficiaries under the Plan shall be equal to the sum of (i) 7,500,000, (ii) any Shares available for future options under the Company's 1998 Stock Incentive Plan as of the effective date of this Plan, and (iii) any Shares that are represented by any options granted under the Plan of the Company which are forfeited, expired or are canceled without the delivery of Shares or which result in the forfeiture of Shares back to the Company. Any Shares covered by an option (or portion of an option) granted under the Plan which is forfeited or canceled or expires shall be deemed not to have been delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. Further, Shares issued under the Plan through the assumption or substitution of outstanding options as a result of acquiring another entity shall not reduce the maximum number of Shares available for delivery under the Plan. Shares may be authorized, unissued shares or Treasury shares.

b) *ISO Shares Limit.* Subject to Section 4(c), the maximum number of Shares that may be delivered under Incentive Stock Option grants shall be 7,500,000. In addition, no Incentive Stock Option shall be granted to an Employee under this Plan or under any other Incentive Stock Plan of a Participating Company to purchase Shares as to which the aggregate fair market value (determined as of the date of grant) which first became exercisable by the employee in any calendar year exceed $100,000.

c) *Adjustment for Corporate Transactions.* The Committee may determine that a corporate transaction has affected the price per Share such that an adjustment or adjustments to outstanding options are required to preserve (or prevent the enlargement of) the benefits or potential benefits intended at the time of grant. For this purpose, a corporate transaction will include, but is not limited to, any stock dividend, stock split, combination or exchange of shares or other similar occurrence. In the event of such a corporate transaction, the Committee may, in such manner as the Committee deems equitable, adjust (i) the number of Shares which may be delivered under the Plan and (ii) the exercise price of outstanding stock options.

V. GRANT OF OPTIONS

a) *Factors.* Options may be granted under this Plan to key employees, directors, and consultants of Participating Companies as determined by the Committee in its sole discretion. No Incentive Stock Options may be granted to a 10 percent shareholder of the Company. In making its determination as to whether an option will be granted under the Plan and the number of shares to be subject to each option, the Committee may take into account the duties of the employee, director or consultant, the present and potential contributions of that person to the success of the Participating Companies, and other factors which members of the Committee, in their discretion, consider to be reasonable and appropriate in connection with accomplishing the purposes of the Plan. In no event shall the maximum number of Shares with respect to which options may be granted to any employee during a fiscal year exceed 100,000. This maximum number of shares may be adjusted to reflect the effects of a corporate transaction as defined in Section 4(c).

b) *Types of Options.* The Committee shall determine whether an option shall be an Incentive Stock Option or a Non-Qualified Stock Option (being an option whose terms are not intended to meet the requirements of an Incentive Stock Option); provided, however, that Incentive Stock Options shall be awarded only to employees of a Participating Company.

c) *Option Price.* For Plan purposes, all stock options shall have an exercise price which is equivalent to the closing price of a Share on the applicable date as determined by the Committee, or if Shares are not traded on such date, the closing price on the next preceding day on which such stock is traded. The applicable date shall be the date on which the option is granted, except that with regard to Non-Qualified Stock Options only, the Committee may provide that the applicable date may be the day on which an award recipient was hired, promoted or such similar singular event occurred, provided that the grant of such an award occurs within ninety (90) days following such applicable date.

d) *Payment.* The Shares covered by stock options may be purchased by means of (i) a cash payment, or (ii) authorizing a third party to sell Shares (or a sufficient portion thereof) acquired upon exercise of a stock option and to remit to the Company a sufficient portion of the proceeds to pay for all the Shares acquired through such exercise and any tax withholding obligations resulting from such exercise, or (iii) any combination of the above.

e) *Exercisability.* An option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. However, all Shares remaining under an option shall become exercisable upon termination of employment due to the death or disability of the option holder in accordance with the time periods set forth in Section 5(f).

f) *Expiration Date.* An option shall expire on the earliest to occur of the following:

    (i)   The 10 year anniversary of the date on which the option is granted, or such earlier date as may be determined by the Committee;

(ii) If the option holder's date of termination of employment occurs by reason of death, disability or retirement, the three-year anniversary of such date of termination; unless the option is an Incentive Stock Option in which case if the date of termination occurs by reason of death or disability, the one-year anniversary of such date of termination and if by reason of retirement, the three month anniversary of such date of termination; and

(iii) If the option holder's date of termination of employment occurs for reasons other than retirement, death or disability, the three month anniversary of such date of termination for Incentive Stock Options and the one year anniversary of such date for Non-Qualified Stock Options.

Notwithstanding the foregoing, if the option holder dies while the option is exercisable, the expiration date may be later than the dates set forth above in this Section 5(f), provided that it is not later than the first anniversary of the date of death. Nevertheless, an option holder whose employment is terminated by reason of conduct which the Committee determines to have been knowingly fraudulent, deliberately dishonest, disloyal or constituting willful misconduct, or who engages in such conduct (including violation of any agreement with the Company) after termination, shall forfeit all rights under the option. An option that expires under (ii) and (iii) above may, as necessary to resolve Company legal matters, be reinstated to the extent appropriate in accordance with the option's original terms and conditions. For purposes of this Section 5(f), "disability" shall mean a condition whereby the option holder is unable to perform the essential functions of his/her position with reasonable accommodations by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted for a continuous period of not less than six months, all is verified by a physician acceptable to, or selected by, the company. For purposes of this Section 5(f), the term "retirement" shall mean retirement at 55 years of age or later with 10 or more years of employment (full-time or part-time) with a Participating Company.

g) *Transfer.* Options are not transferable, except as designated by the option holder by will, by the laws of descent and distribution, or as otherwise provided by the Committee.

h) *Evidence.* The options shall be evidenced by Stock Option Agreements in such form as the Committee shall approve from time to time, which Agreements shall conform to the Plan, as the same may be amended by the Committee.

VI. GOVERNMENT REGULATION

The Plan, the options and the Shares under option will be subject to all applicable Federal and State statutes, rules and regulations, including, without limitation, all applicable Federal and State tax and securities laws. If, in the opinion of the Company's counsel, the transfer, issue or sale of any Shares under the Plan is not lawful for any reason, the Company will not be obliged to transfer, issue or sell any Shares and, subject to Section 8, the Committee may amend the Plan or any Stock Option Agreement to conform to the requirements of applicable statutes, rules and regulations.

VII. OTHER LIMITATIONS

(a) The granting of any option under this Plan will be solely at the discretion of the Committee and neither the adoption of the Plan nor any of the terms and provisions herein will give, or be construed to give, any director, officer or employee or other person any right to participate in the Plan or to receive any options under it.

(b) The adoption of the Plan and the granting of an option under it will not constitute an understanding or agreement, express or implied, upon the part of any Participating Company to employ or otherwise continue the services of the recipient of the option for any specified time.

VIII. TERMINATION AND AMENDMENT OF THE PLAN

The Board of Directors of the Company may at any time amend or terminate the Plan, except that (a) no amendment will adversely affect an option previously granted without the consent of the affected option holder; and (b) without the approval of the Company's stockholders, the Board shall not increase the maximum number of Shares subject to the Plan (except as provided in Section 4(c)) nor (except as provided in Section 5(c)) provide for an exercise price of less than fair market value of a Share on the date of grant.

IX. LAWS GOVERNING

The validity and construction of the Plan and all determinations made and actions taken pursuant hereto, as well as any Agreement made under it, to the extent that Federal laws do not control, will be governed by the laws of the State of New York without giving effect to the principles of conflicts of laws.

APPENDIX B

PAYCHEX, INC.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities to the shareholders, potential shareholders and the investment community by reviewing: financial reports and other financial information provided by the Company to governmental bodies or the public; the Company's systems of internal controls and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.

- Review and appraise the audit efforts of the Company's independent accountants and internal audit department.

- Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. COMPOSITION

The Audit Committee shall be comprised of at least three directors who meet the independence and experience requirements of the Nasdaq Stock Market, Inc. The members shall be appointed by the Board. The Board will designate a Chairman who will also be the primary contact to management, the independent accountants and the manager of Internal Audit during the time periods between the formal Audit Committee meetings.

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

III. MEETINGS

The Committee shall meet six times annually and participation can be in person or telephonic. Four of the meetings will be held prior to the quarterly earnings releases and two general meetings will be held during the fiscal year. The Committee shall make regular reports to the Board. As part of its job to foster open communication, the Committee should ensure management, the manager of the internal audit department and the independent accountants are present at these meetings. The Committee will complete each general meeting with the following exit protocol, the Committee will meet individually with the manager of the internal auditing department and then with the independent accountants to discuss any matters that the Committee or each of these groups believes should be discussed privately. At the meetings held prior to the quarterly earnings releases, the exit protocol will be completed only if requested by either the Committee or the auditors. The independent accountants will have access to the full Board of Directors if the independent accountants determine it is necessary.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1. Review and update this Charter at least annually and recommend any proposed changes to the full Board of Directors for their approval.

2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices, financial reporting issues and judgements as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal auditing department together with management's responses.

4. Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements including a draft of Management's Discussion and Analysis of Financial Condition and Results of Operations prior to filing or distribution. Discuss significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors in accordance with auditing standards.

5. Recommend to the Board of Directors the selection of the independent accountants, which firm is ultimately accountable to the Audit Committee and the Board. Pre-approve the fees to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Company to determine the accountants' independence consistent with Independence Standards Board Standard Number 1.

6. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

7. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

8. Consider the independent accountants' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

9. Receive periodic reports regarding any significant judgments made in management's preparation of the financial statements and the appropriateness of such judgments.

10. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal audit manager any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. The Committee will provide management with a manually signed document approving the year end financial statements.

11. Review any significant disagreement among management and the independent accountants or the Internal Audit department in connection with the preparation of the financial statements.

12. Review with the independent accountants, the internal audit manager and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

13. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

14. Review activities, organizational structure, and qualifications of the internal audit department.

15. Perform any other activities and prepare any other reports consistent with this Charter, the Company's By-laws and applicable federal or state law, as the Committee or the Board deems necessary or appropriate.

16. Review, at least annually, report(s) from the Company's general counsel concerning legal and regulatory matters that may have a material impact on the financial statements.

17. The manager of internal audit is required to annually document in the form of a memorandum the actions of the Audit Committee, which indicate compliance with the Charter. This memo will be presented to the Audit Committee at the July Audit Committee Meeting.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company's Code of Ethical Conduct.

[PAYCHEX LOGO]

September 5, 2002

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders on Thursday, October 17, 2002 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

The accompanying booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you about the agenda items and the procedures for the meeting. It also provides certain information about the Company, its Board of Directors, and its Executive Officers.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are encouraged to vote. You may vote by Internet, telephone, written proxy, or written ballot at the meeting. We encourage you to use the Internet because it is the most cost-effective way to vote.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the meeting, please contact the Secretary of the Company at (585) 385-6666, or write to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-0397.

Sincerely,

/s/ B. Thomas Golisano

B. Thomas Golisano
Chairman, President, and
Chief Executive Officer

[PAYCHEX LOGO]

PAYCHEX, INC.

PROXY

The undersigned hereby appoints B. THOMAS GOLISANO and JOHN M. MORPHY, or either one of them, with full power of substitution, attorneys and proxies to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held on October 17, 2002 ("Annual Meeting"), and at any adjournment thereof, with all the powers which the undersigned would possess if personally present to vote all shares of stock which the undersigned may be entitled to vote at said meeting.

If shares of Paychex, Inc. Common Stock are issued to or held for the account of the undersigned under the Paychex Employee Stock Ownership Plan Stock Fund ("ESOP"), then the undersigned hereby directs the fiduciary of the ESOP to vote all shares of Paychex, Inc. Common Stock in the undersigned's name and/or account under such Plan in accordance with the instructions given herein, at the Annual Meeting and at any adjournments or postponements thereof, on all matters properly coming before the Annual Meeting, including but not limited to the matters set forth on the reverse side.

[PAYCHEX LOGO]
PAYCHEX, INC.
911 PANORAMA TRAIL SOUTH
ROCHESTER, NY 14625-0397

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Paychex, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: PAYCX1   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PAYCHEX, INC.

1. ELECTION OF DIRECTORS

		For All	**Withhold All**	**For All Except**	
01) B. Thomas Golisano	05) Phillip Horsley	☐	☐	☐	To withhold authority to vote for any individual nominee, mark "For All Except" and write the nominee's number on the line below.
02) Betsy S. Atkins	06) Grant M. Inman				
03) G. Thomas Clark	07) J. Robert Sebo				
04) David J. S. Flaschen	08) Joseph M. Tucci				

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	For	**Against**	**Abstain**
2. ADOPTION OF THE PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN	☐	☐	☐

In accordance with their judgment in connection with such other business, if any may come before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS. PLEASE DATE, SIGN AND RETURN IT IN THE ENCLOSED ENVELOPE. IF NOT OTHERWISE MARKED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE EIGHT NOMINEES AND "FOR" THE ADOPTION OF THE PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN, PROVIDED THAT THE FIDUCIARY OF THE ESOP WILL VOTE UNMARKED ESOP SHARES IN THE SAME PROPORTION AS ESOP SHARES FOR WHICH IT HAS RECEIVED INSTRUCTIONS.

(Name of Stockholder to be signed exactly as it appears on this proxy)

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Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date